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05040717

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51198



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kildare Capital, [illegible]

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

960 North Amelia Avenue
(No. and Street)

San Dimas	CA	91773
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Sweeney 610-525-3962
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

438 First Street, Suite 320	Santa Rosa	CA	95401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, [illegible], swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of [illegible], as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____


NOTARIAL SEAL
MARGARET SIMPSON, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires April 2, 2006

Signature

President

Title

Margaret Simpson

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kildare Capital

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS
with
SUPPLEMENTAL INFORMATION

December 31, 2004 and 2003

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
Kildare Capital, Inc.

We have audited the accompanying statements of financial condition of Kildare Capital, Inc. (the Company), as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kildare Capital, Inc., as of December 31, 2004 and 2003, and the results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Santa Rosa, California
February 18, 2005

FINANCIAL STATEMENTS



ASSETS

	2004	2003
ASSETS		
Cash	$ 303,500	$ 191,000
Accounts receivable	-	130,700
Prepaid expenses	2,700	-
Due from SourceOne, Inc.	12,100	-
Deferred taxes	800	4,100
Current assets	319,100	325,800
Deferred taxes	7,600	10,800
	$ 326,700	$ 336,600

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
LIABILITIES		
Accounts payable and accrued liabilities	$ 3,700	$ 800
Income taxes payable	11,300	37,900
Current liabilities	15,000	38,700
STOCKHOLDERS' EQUITY		
Common stock, no par value; 100,000,000 shares authorized; 10,000,000 shares issued and outstanding	260,100	260,100
Additional paid-in capital	40,000	40,000
Retained earnings (accumulated deficit)	11,600	(2,200)
	311,700	297,900
	$ 326,700	$ 336,600

See accompanying notes.

KILDARE CAPITAL, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2004 and 2003

	2004	2003
REVENUES		
Underwriting fees	$ 178,400	$ 191,400
Interest	-	1,400
Total revenues	178,400	192,800
EXPENSES		
Compensation expense	79,800	-
Rent	27,400	26,600
Office	14,800	4,700
Fees and registration	1,000	1,700
Depreciation	-	900
Consulting	-	800
Travel and entertainment	8,700	-
Other operating expenses	15,100	11,500
Total expenses	146,800	46,200
INCOME BEFORE INCOME TAXES	31,600	146,600
PROVISION FOR INCOME TAXES	17,800	23,000
NET INCOME	$ 13,800	$ 123,600

See accompanying notes.

KILDARE CAPITAL, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2004 and 2003

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
BALANCE, December 31, 2002	10,000,000	$ 260,100	$ -	$ (125,800)	$ 134,300
Capital contribution	-	-	40,000	-	40,000
Net income	-	-	-	123,600	123,600
BALANCE, December 31, 2003	10,000,000	260,100	40,000	(2,200)	297,900
Capital contribution	-	-	-	-	-
Net income	-	-	-	13,800	13,800
BALANCE, December 31, 2004	10,000,000	$ 260,100	$ 40,000	$ 11,600	$ 311,700

See accompanying notes.

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 13,800	$ 123,600
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	-	900
Deferred taxes	6,500	(14,900)
Changes in:		
Accounts receivable	130,700	(130,700)
Prepaid expenses	(2,700)	-
Due from SourceOne, Inc.	(12,100)	-
Accounts payable	2,900	(500)
Income taxes payable	(26,600)	37,900
Net cash from operating activities	112,500	16,300
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	-	40,000
NET CHANGE IN CASH	112,500	56,300
CASH, beginning of year	191,000	134,700
CASH, end of year	$ 303,500	$ 191,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2004	2003
Cash paid during the year for:		
Income taxes	$ -	$ 800

See accompanying notes.

NOTE 1 - DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of operations - Kildare Capital, Inc., operates as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc., (NASD). The Company provides underwriting, rating, qualifying, and tax-exempt funding services for school construction projects.

The Company obtained its NASD license through the purchase of Point West Securities LLC (Point West), and began operating as a registered broker-dealer in November 2002.

Use of estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition - Revenue from underwriting of municipal bonds is recognized, net of related expenses, when all significant items relating to the underwriting cycle have been completed.

Income taxes - The Company files as part of a consolidated income tax return with SourceOne, Inc. Income taxes are recognized using enacted tax rates and are composed of taxes on financial accounting income that is adjusted for requirements of current tax law and deferred taxes. The income tax payable is included in the Due from SourceOne, Inc. account. Deferred taxes are the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of existing assets and liabilities.

Concentrations of risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist of trading activities and bank demand deposits in excess of FDIC insurance thresholds. In the normal course of business as a broker-dealer, the Company may enter into financial transactions where there is risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk). Management believes the risk of incurring a loss related to the concentration of demand deposits in a single bank is mitigated by the creditworthiness of the financial institution.

NOTE 2 - CONTINGENCIES

The Company has participated in municipal security underwriting activities through underwriting syndicates. As a member of the syndicate, the Company remains obligated for liabilities and expenses, including income taxes, assessed against the syndicate after final settlement. Under the Securities Act of 1933, the Company may also be held liable to the purchasers of the securities for any material misstatement contained in the registration statement.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of $100,000 or 6.67% of aggregate indebtedness. At December 31, 2004 and 2003, the Company had net capital as defined by Rule 15c3-1 as follows:

	2004	2003
Net capital	$ 288,500	$ 283,000
Excess net capital	$ 188,500	$ 183,000
Percentage of aggregate indebtedness to net capital	5.2%	13.7%

NOTE 4 - INCOME TAXES

The significant temporary differences between the carrying amounts and tax bases of existing assets and liabilities that give rise to deferred tax assets and liabilities primarily include future amortization of intangibles for tax purposes previously expensed for financial accounting purposes.

	2004	2003
Provision for income taxes:		
Federal	$ 8,900	$ 47,100
State	2,400	12,300
Benefit of net operating loss carryover	-	(21,500)
	11,300	37,900
Change in deferred income taxes	6,500	(14,900)
	$ 17,800	$ 23,000
Total deferred income taxes:		
Gross deferred tax assets	$ 8,400	$ 14,900
Less valuation allowance	-	-
	$ 8,400	$ 14,900
Change in valuation allowance		
Valuation allowance, beginning of year	$ -	$ 36,000
Valuation allowance, end of year	-	-
	$ -	$ (36,000)

Income taxes payable are due to a related party and represent amounts due in accordance with a tax sharing agreement and consolidated tax filing with related entities.

NOTE 5 - COMMITMENTS AND RELATED-PARTY TRANSACTIONS

The Company's office is rented on a month-to-month basis from its majority stockholder, SourceOne, Inc. The stockholder leases the facility under a non-cancelable operating lease requiring payments of approximately $2,200 per month.

Rent expense was $27,400 and $26,600 for the fiscal years ended December 31, 2004 and 2003.

NOTE 6 - REPORT ON INTERNAL CONTROL

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.

SUPPLEMENTAL INFORMATION

	2004		2003	
COMPUTATIONS OF NET CAPITAL				
Stockholders' equity	$	311,700	$	297,900
Deductions				
Unsecured receivables, furniture, equipment, leasehold improvements, and other assets		(23,200)		(14,900)
Net capital	$	288,500	$	283,000
COMPUTATION OF AGGREGATE INDEBTEDNESS				
Liabilities	$	15,000	$	38,700
Deductions				
Payable to clearing collateralized by securities owned		-		-
Aggregate indebtedness	$	15,000	$	38,700
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Minimum net capital required	$	100,000	$	100,000
Percentage of aggregate indebtedness to net capital		5.2%		13.7%
Ratio of aggregate indebtedness to net capital		0.05 to 1		0.14 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2004)				
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	302,500		n/a
Allowable assets erroneously reported as nonallowable:				
Audit adjustments (net)		(14,000)		n/a
Net capital per above	$	288,500		n/a

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2004 and 2003, computed by Kildare Capital, Inc., in its Form X-17A-5, Part IIA, as filed with the NASD, does not differ materially from the above computation, which is based on audited financial statements.

SCHEDULE II - COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO SEC RULE 15c3-3
December 31, 2004 and 2003

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors
Kildare Capital, Inc.

In planning and performing our audits of the financial statements of Kildare Capital, Inc., for the years ended December 31, 2004 and 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Kildare Capital, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the policies and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Moss Adams LLP

Santa Rosa, California
February 18, 2005